

September 30, 2021

Cameron Reynolds
President, Chief Executive Officer and Director
VolitionRX Limited
13215 Bee Cave Parkway
Suite 125, Galleria Oaks B
Austin, Texas 78738

> **Re: VolitionRX Limited**
> **Registration Statement on Form S-3**
> **Filed September 24, 2021**
> **File No. 333-259783**

Dear Mr. Reynolds:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Marc G. Alcser, Esq.